EX—FILING FEES
Calculation of Filing Fee Tables
Schedule TO
(Form Type)

North Haven Private Income Fund A LLC
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$6,110,580.80 (1)	0.01476%	$901.92 (2)
Fees Previously Paid			—
Total Transaction Valuation	$6,110,580.80
Total Fees Due for Filing			$901.92
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$901.92

(1) Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to 302,504 Class I Units of North Haven Private Income Fund A LLC at a price equal to $20.20 per unit, which represents the Company’s net asset value as of June 30, 2024.
(2) Calculated at $147.60 per $1,000,000 of the transaction value.